P.E. 2/14/02

02016652

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002, through February 14, 2002

Telecom Italia S.p.A.

(Formerly STET - Società Finanziaria Telefonica per Azioni)

(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Total Number of Pages 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: February 14, 2002

By: [signature]
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated January 18, 2002 for the month of February 2002 ,through February 14, 2002:

1) Press release regarding the approvement by the Board of Directors of the preliminary 2001 accounts and Business Plan to 2004.

TELECOM ITALIA

PRESS RELEASE

Board approves preliminary 2001 accounts and Business Plan to 2004

TELECOM ITALIA GROUP PRELIMINARY 2001 RESULTS SHOW STRONG IMPROVEMENT

- CONSOLIDATED REVENUES 30.8 BILLION EUROS, + 13.2%
- CONSOLIDATED EBITDA 13.7 BILLION EUROS, + 12.3%
- EBITDA MARGIN 44.4%
- EBIT 6.7 BILLION EUROS, + 4.7%
- FREE CASH FLOW 5.8 BILLION EUROS, + 120%
- EXTRAORDINARY WRITEDOWNS OF 3.8 BILLION EUROS; NO IMPACT ON CASHFLOW
- DIVIDEND POLICY UNCHANGED
- CONSOLIDATED NET DEBT 21.9 BILLION EUROS, WELL BELOW FORECAST LEVELS

§

GROUP THREE-YEAR PLAN TO STRENGTHEN SIGNIFICANTLY BUSINESS AND FINANCIAL STRUCTURE

- DIVESTMENTS WORTH 3.5 BILLION EUROS UNDERTAKEN, REALISING CAPITAL GAINS OF TO 1.5 BILLION EUROS
- IMPROVED DEBT STRUCTURE
- FAR-REACHING INVESTMENT PLAN TO ENHANCE COMPETITIVENESS: 7 BILLION EUROS FOR FIXED-LINE NETWORK SERVICES, 7 BILLION EUROS FOR MOBILE NETWORK SERVICES, 1 BILLION EUROS FOR IT AND IP
- 700 MILLION EUROS FOR TECHNOLOGICAL INNOVATION, TELECOM ITALIA LABS AND PIRELLI LABS TO POOL SKILLS
- BROADBAND SERVICES TECHNOLOGY TO GROW SUBSTANTIALLY THROUGH ADSL AND FIBRE OPTICS FOR CONSUMER AND BUSINESS MARKETS

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RAPID ROLL OUT OF GPRS, UMTS AND VAS

- **12 MILLION ACTIVE LINES FORECAST FOR TIM'S SOUTH AMERICAN GSM NETWORK BY END 2004**

§

OUTLOOK TO 2004: STRONG CASH GENERATION AND MARKED DEBT REDUCTION

- **FREE CASH FLOW 25 BILLION EUROS TOTAL**
- **NET DEBT BELOW 15 BILLION EUROS BY END 2004**
- **DEBT/EBITDA RATIO DOWN FROM 1.6 TO APPROXIMATELY 1.0**
- **REVENUES: AVERAGE ANNUAL GROWTH 4 - 4.5%**
- **EBITDA: AVERAGE ANNUAL GROWTH 5 - 5.5%**
- **EBITDA MARGIN RATIO 47% BY END 2004**

Milan, 14 February 2002 – The Telecom Italia Board of Directors meeting yesterday under the chairmanship of Marco Tronchetti Provera, examined the preliminary consolidated financial statements for 2001 and approved the Group's business plan for the next three years.

Telecom Italia Group 2001 preliminary results

The 2001 financial statements closed with **significantly improved** revenues, EBITDA and, above all, cash generation capability.

The following are the highlights of the preliminary results, compared to 2000:

- Consolidated **revenues** of **30.8 billion** euros, an increase of **13.2%**
- Group **EBITDA** of **13.7 billion** euros, up by **12.3%,** or 44.4% as a ratio of revenues
- **EBIT** of **6.7 billion** euros, up **4.7%**
- **Investments** of **7.0 billion** euros, down **5.4%**
- **Free Cash Flow** strongly improved (**+120%**), equal to **5.8** billion euros
- Consolidated net **debt** of **21.9** billion euros, **considerably lower** than forecast levels, as a result of **improved management** and implementation of the **divestment plan**.

The preliminary data for 2001 reflect the decision to account for operations in Argentina using the net equity method, abandoning the proportional consolidation method. These figures are compared with data for 2000 that have also been accounted for pro forma using the net equity method. This modification has not resulted in significant variations.

Group business plan 2002-2004

The strategic guidelines for the Olivetti-Telecom Italia Group's new business and financial plan, announced at the end of September 2001, began to be implemented towards the end of last year. Significant results have already been achieved, focused on **strengthening the Group's financial position** and an **industrial restructuring**, with a strong focus on the core businesses and development of the Group's leadership position in the various markets in which it operates.

Strengthening of financial position

In November it was announced that, over a period of 24 months, new funds of 5 billion euros would be raised by Olivetti through capital operations and divestments, and that 5 billion euros would be raised by **Telecom Italia** through divestments. Over 75% of this objective has been achieved since November.

Olivetti successfully concluded its **capital operation** and raised on the market a total of approximately **4 billion** euros: 1.5 billion euros from a capital increase and 2.5 billion euros from a bond issue convertible into Olivetti shares.

The **Telecom Group** has undertaken divestments totalling 3.5 billion euros, the breakdown of which is as follows:

- Sale of stakes in **former satellite consortia** generated proceeds of **450 million** euros
- Subscription to the public tender offer launched for **Lottomatica** generated proceeds of **211 million** euros (390 million euros when taking into account Olivetti's holding in Lottomatica);
- An agreement reached with Endesa, Union Fenosa and Santander Central Hispano for the sale of the 26.9% holding in **Auna** will result in gains of **1.85 billion** euros
- The sale to **Bouygues** SA of TIM's 19.6% interest in BDT, the company that controls Bouygues Telecom, for a total value equal to **750 million** euros
- Agreement with News Corporation and Vivendi Universal/Canal+ to sell 50% of Telecom Italia's interest **in Stream** for US$ 42 million (**47 million** euros).
- Within the context of far-reaching initiatives to realize value from real estate operations, deals are close to being concluded for the sale of the 40% interest in Telemaco, for an estimated total of around **200 million** euros

These transactions result in significant capital gains, at the consolidated level, corresponding to approximately **1.5 billion** euros.

Actions targeted at improving the Group's financial position include Telecom Italia bond issues, which were successfully concluded for a total of **4 billion euros**. These contributed to an **improvement of the debt structure**, of which the medium-long-term component has risen from 58% to 72% of the total, with average maturity lengthened from 3.5 years to **4.5 years**; the overall cost of debt amounted to 5.9%. At present Telecom Italia is one of only two major telephone operators in Europe to which Moody's has given a positive outlook.

Further operations to this end included completion of **adjustments** and **writedowns** of holdings at the Group level, to bring the portfolio into line with market values, corresponding to a total of **3.8 billion** euros, of which 1.6 billion euros was previously announced in November. Before tax benefits, this will have an impact of 2.5 billion euros. It is confirmed that **Telecom Italia SpA** will meet expectations and record a **positive net result** for 2001. Consolidated net income is expected to be negative, entirely as a result of the accounting effects of the operations described above. However, the significant reserves available mean that for 2001 there should be **no change to dividend distribution policy** compared to the previous year.

Business restructuring

This is based upon:

- Capitalizing on domestic leadership in the core businesses of fixed-line and mobile telephony
- Upgrading the product and services portfolio
- A revised focus on international operations
- Improvements in operating efficiency through tight cost control.

To this end the Group has introduced a **new organizational model** and new **corporate governance** procedures that include:

- Establishment of management committees for investment and for Group international operations;
- Introduction of a "professional families" approach in order to improve efficiency and management control;
- New procedures for investments and purchasing;
- Sharing of Regional Service Centres, which have been reduced from 18 to 8;
- Simplification of the Group's corporate structure, with a reduction in the overall number of companies from over 700 to 350 (the process has already begun with 100 companies).

Strategic growth drivers

The objective is to create value by leveraging infrastructure, already available technologies and distinctive skills, consisting of:

- An integrated pan-European network extending over 120,000 km;
- One of the world's largest GSM networks;
- 8 Internet Data Centers;
- 8,000 Points Of Sale in Italy;
- Expertise in network management and development;
- Rapid broadband service activation;
- Innovation skills for the mobile network;
- Information Technology leadership.

The far-reaching **investment** plan of approximately 16 billion euros for the next three years is strongly focused on **strengthening competitiveness** as the basis for the Group's international growth strategy, leveraging technological innovation thanks also to potential synergies with Pirelli Labs. The plan foresees:

- Approximately **7 billion** euros for **fixed-line network** services, 55% of which is targeted on innovation (xDSL, data services, fiber-optics) and the remaining 45% on maintaining and upgrading existing networks
- Approximately **7 billion** euros on **mobile network** services, with 83% earmarked for innovation (GPRS, UMTS, VAS) and the remaining 17% for maintaining and upgrading existing networks
- Approximately **1 billion** euros on **IT** and **IP** services
- Approximately **700 million** euros on **technological innovation**, a business that occupies a key place in the Group's development plans, through synergies arising from the already launched collaboration between Telecom Italia Labs and Pirelli Labs.

In particular, the **fixed-line network** strategy is oriented towards development of broadband services as follows:

- For **ADSL technology** average annual growth rates exceeding **100%** as access numbers increase to **1.5 million**;
- For **fibre-optic** technology average annual growth in excess of **25%**, as the fibre network is extended to over 800,000 km;
- Average annual growth of **50%** in revenues generated by broadband services to the consumer market;
- Average annual growth of **50%** in revenues generated by Web services to the business market.

The **mobile network** is expected to benefit from:

- Rapid introduction of new **GPRS** and **UMTS** technologies, which by the end of 2004 will account for more than **50%** of total lines;
- Strong growth in revenues generated by **VAS**, up at an annual rate of more than **35%**.

In **Information Technology** the Telecom Italia Group is already a **leader**, with revenues exceeding **2 billion** euros generated predominantly from the market. Operations combine leading expertise and high **profitability**; in 2001 the EBITDA margin was **14%**, the EBIT margin **10%** and ROI was equivalent to **24%**.

International operations will be oriented towards:

- Leveraging the **European backbone**, which will be extended to approximately **20,000 km** and connect 13 countries, through the development of Internet protocol broadband services and capitalization on growth in domestic demand for international data transmission, where appropriate through targeted joint ventures and acquisitions

- Development of the **GSM** network in **South America**, by swiftly integrating subsidiary companies in Brazil to create the country's first nationwide carrier; strengthening the Group's position in countries where GSM networks are already provided (Peru, Bolivia, Chile and Venezuela); a significant focus on innovative service offerings. TIM's objective on the South American market is to reach **12 million active lines** by the end of 2004, compared with the current figure of 2.8 million.

Group outlook to 2004

A heightened emphasis on efficiency gains and the new acquisitions policy will realize **savings** of approximately **2 billion** euros, alongside a significant **27% increase in productivity** in terms of EBITDA per employee, and **20%** in terms of revenues per employee.

Average annual growth in consolidated revenues will be of **4-4.5%**. **EBITDA** is forecast to grow by **5-5.5%.**

Free cash flow generated by the Group is set to accelerate considerably: over the three-year period the overall total is forecast to amount to **25 billion** euros.

Profitability (EBITDA/revenues), which currently stands at **44.4%**, the **highest** figure achieved by any of Europe's principal telecoms operators, is forecast to **rise further** still by the end of 2004 to **47%**.

The new management team intends to press ahead in its efforts to **reduce debt**, which is forecast to fall from the end of June 2001 figure of **25 billion** euros to approximately **18.3 billion euros** by the end of 2002 and to less than **15 billion** euros by the end of 2004.

The **debt/EBITDA** ratio, estimated at **1.6** at the end of 2001, is forecast in the plan to fall to **1.3** by the end of 2002 and then fall significantly by the end of 2004 to around **1.0**.

* * *

The final 2001 financial statements of Telecom Italia SpA and the Telecom Italia Group will be submitted for approval by the company's Board of Directors on 26 March 2002.

The 2002 calendar of significant company events and publication dates for company accounts is as follows:

Date scheduled	**Company events and publication of income and finance data for 2002**
26 March	Board meeting to examine the draft financial statements and draft consolidated financial statements for the year to 31 December 2001. Pursuant to the exemption set forth in article 82, subsection 2 of CONSOB ruling No. 11971/99 (and subsequent amendments and additions), in lieu of publication of the quarterly report for the period October-December 2001, Telecom Italia will make public the draft financial statements for the financial year and the draft consolidated financial statements as at 31 December 2001 within 90 days of closure of the financial year.
7 May	Board meeting to examine the quarterly report for the first quarter of 2002. Shareholders' Meeting to approve the financial statements as at 31 December 2001.
5 September	Board meeting to examine the half-year report as at 30 June 2002. The above document will be issued to the public within 75 days of closure of the six-month accounting period, therefore, pursuant to article 82 of CONSOB ruling No. 11971/99 (and subsequent amendments and additions) the quarterly report for the second quarter of 2002 will not be issued.
7 November	Board meeting to examine the quarterly report for the third quarter of 2002.

Any changes to the above dates will be announced in good time.

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TELECOM ITALIA GROUP
CONSOLIDATED HIGHLIGHTS

	2001	2002-2004 Plan
Revenues	€30.8 bn	CAGR 4 – 4.5%
EBITDA	€13.7 bn	CAGR 5 – 5.5%
EBITDA/revenues	44.4%	47% (end of 2004)
Free cash flow	€5.8 bn	> €25 bn (cumulative)
Net debt	€21.9 bn	< €15 bn (end of 2004)
Debt/EBITDA	1.6	± 1.0 (end of 2004)

Telecom Italia Communication and media relations:
+39.06.3688.2188/2066
www.telecomitalia.it

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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events and financial performance. Such forward looking statements relate in particular to management's forecast of financial performance for the year ended December 31, 2001, and in connection with Telecom Italia's three-year business plan. This forecast includes Telecom Italia's expected growth in revenues and EBITDA, the level of total costs for 2001 and anticipated debt level at year-end 2001, as well as the expected growth in revenues and EBITDA, the level of future costs and anticipated debt level in connection with Telecom Italia's three-year business plan. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a fully liberalized market, including the entry of new competitors, especially global and regional alliances formed by other telecommunications operators, in Telecom Italia's core fixed-line and wireless markets;

- Telecom Italia's ability to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to market share loss and pricing pressures;

- Telecom Italia's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- Telecom Italia's ability to achieve the expected proceeds from divestitures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- the Group's ability to realize the benefits of its investment in UMTS licenses and related capital expenditures; and

- the impact of litigation or deceased mobile communications usage arising from actual or perceived heath risks or other problems relating to mobile handsets or transmission masts.

In addition to the factors noted above, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for the year ended December 31, 2001 and in connection with Telecom Italia's three-year business plan.